UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

Borders Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
099709107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:
Andrew G. Dietderich, Esq.
Alan J. Sinsheimer, Esq.
Sullivan & Cromwell LLP
125 Broad Street, New York, New York 10004
212-558-4000
March 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	099709107

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,297,980

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

25,297,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,297,980

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is based on 74,172,033 shares of common stock of Borders Group, Inc. (the “ Common Stock”). This figure is based on 59,471,933 shares of Common Stock outstanding as of March 24, 2009 as reported in its annual report on Form 10-K for the fiscal year ended January 31, 2009 plus 100 shares of Common Stock issued to Pershing Square, L.P. on March 30, 2009 and warrants covering 14,700,000 shares of Common Stock.

CUSIP No.	099709107

1	NAME OF REPORTING PERSON PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,297,980

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

25,297,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,297,980

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.1%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2 This calculation is based on 74,172,033 shares of common stock of Borders Group, Inc. (the “Common Stock”). This figure is based on 59,471,933 shares of Common Stock outstanding as of March 24, 2009 as reported in its annual report on Form 10-K for the fiscal year ended January 31, 2009 plus 100 shares of Common Stock issued to Pershing Square, L.P. on March 30, 2009 and warrants covering 14,700,000 shares of Common Stock.

CUSIP No.	099709107

1	NAMES OF REPORTING PERSON
Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,779,533

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

14,779,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,779,533

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3 This calculation is based on 74,172,033 shares of common stock of Borders Group, Inc. (the “Common Stock”). This figure is based on 59,471,933 shares of Common Stock outstanding as of March 24, 2009 as reported in its annual report on Form 10-K for the fiscal year ended January 31, 2009 plus 100 shares of Common Stock issued to Pershing Square, L.P. on March 30, 2009 and warrants covering 14,700,000 shares of Common Stock.

CUSIP No.	099709107

1	NAME OF REPORTING PERSON William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,297,980

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

25,297,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,297,980

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.1%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is based on 74,172,033 shares of common stock of Borders Group, Inc. (the “Common Stock”). This figure is based on 59,471,933 shares of Common Stock outstanding as of March 24, 2009 as reported in its annual report on Form 10-K for the fiscal year ended January 31, 2009 plus 100 shares of Common Stock issued to Pershing Square, L.P. on March 30, 2009 and warrants covering 14,700,000 shares of Common Stock.

CUSIP No.	099709107

1	NAME OF REPORTING PERSON BGP Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,798,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

8,798,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,798,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
5 This calculation is based on 74,172,033 shares of common stock of Borders Group, Inc. (the “Common Stock”). This figure is based on 59,471,933 shares of Common Stock outstanding as of March 24, 2009 as reported in its annual report on Form 10-K for the fiscal year ended January 31, 2009 plus 100 shares of Common Stock issued to Pershing Square, L.P. on March 30, 2009 and warrants covering 14,700,000 shares of Common Stock.

This Amendment No. 11 (this “Amendment No. 11”) amends and supplements the statement on Schedule 13D, as amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), (iv) William A. Ackman, a citizen of the United States of America, and (v) BGP Holdings Corp., a Delaware corporation (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”) of Borders Group, Inc., a Michigan corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used herein shall have such defined meanings as previously used in the Schedule 13D filed by the Reporting Persons.
As of March 30, 2009, as reflected in this Amendment No. 11, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 25,297,980 shares of Common Stock (approximately 34.1% of the outstanding shares) (the “Subject Shares”). This includes warrants covering 14,700,000 shares of Common Stock (the “Warrants”), which represents 9,550,000 Warrants received on April 9, 2008 and 5,150,000 Warrants received on October 1, 2008 (each, as previously disclosed). The Reporting Persons own cash settled total return equity swaps covering 4,376,163 notional shares of Common Stock (as previously disclosed). The notional shares that underlie such swaps are not included in the totals set forth in the charts earlier in the Schedule 13D. The aggregate economic exposure of the Reporting Persons to shares of Common Stock, including the aggregate shares of Common Stock beneficially owned by the Reporting Persons plus the aggregate notional shares underlying such swaps, represents approximately 40.0% of the sum of the outstanding shares of Common Stock and the shares of Common Stock underlying the Warrants.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented, as follows:
On March 30, 2009, Pershing Square, L.P. (“PSI”) purchased from the Issuer 100 shares of Common Stock (the “Subscribed Shares”) for a total consideration of $65.0 derived from the capital of PSI.
Item 4. Purpose of Transaction
Item 4 is hereby supplemented, as follows:
As described in detail below, on March 30, 2009 Pershing Square and certain of its affiliates and their managed funds (“PS Entities”) entered into a series of transactions. In consideration for the adjustment of the exercise price of the Warrants to $0.65 per share and on the condition that the Issuer does not accept PS Entities’ backstop purchase offer, as set forth in the Purchase Offer Letter, PS Entities agreed to extend the $42,500,000 senior secured term loan owed under the Credit Agreement until April 1, 2010.
On March 30, 2009, PSI and the Issuer entered into the Subscription and Purchase Agreement (the “Subscription and Purchase Agreement”), under which PSI subscribed for and purchased and the Issuer issued and sold to PSI the Subscribed Shares at a price of $0.65 per share of Common Stock.
On March 30, 2009, Pershing Square and the Issuer entered into a letter agreement (the “Second Side Letter”), which provides that the Warrants received pursuant to the Warrant Agreement will be exercisable on the following basis: (i) prior to June 30, 2009, 3,675,000 Warrants, (ii) prior to September 30, 2009, 7,350,000 Warrants and (iii) prior to December 31, 2009, 11,025,000 Warrants, all Warrants being exercisable on or after December 31, 2009. The foregoing is subject to the condition that in the event of the earlier of (i) a change of control event, public stock merger, recapitalization event or reorganization event or (ii) the public announcement by the Issuer or any other party of such person’s intent to enter into such an event, all of the Warrants will immediately become exercisable. The Second Side Letter further provides that registrable securities will include, in addition to the Warrants and the Common Stock issuable under the Warrants, any other shares of Common Stock owned by Pershing Square, from time to time. Under the Warrant Agreement, as modified by the Second Side Letter, the Issuer is obligated to file with the Securities and Exchange Commission a registration statement with respect to the registrable securities by no later than June 30, 2009 and will use commercially reasonable efforts to cause such registration statement to be declared or become effective as promptly as practicable, but in no event later than September 30, 2009. The Second Side Letter also provides that as a result of the issuance to PSI of the Subscribed Shares, pursuant to Section 5.6 of the Warrant Agreement, the exercise price of the Warrants has been adjusted to $0.65 per share subject to further adjustments to be made on or prior to the date of exercise thereof in accordance with the provisions of the Warrant Agreement.
On March 30, 2009, Pershing Square, certain of its affiliates and the Issuer entered into the Third Amendment to the Senior Secured Credit Agreement (the “Third Amendment to the Senior Secured Credit Agreement”) to extend the deadline for repayment of the $42,500,000 senior secured term loan owed under the Credit Agreement by the Issuer to Pershing Square and certain of its affiliates, as previously amended pursuant to the Second Amendment to the Senior Secured Credit Agreement and the First Amendment to the

Senior Secured Credit Agreement, from April 15, 2009 to April 1, 2010. The Third Amendment to the Senior Secured Credit Agreement is conditioned on, in addition to certain other customary conditions, the Issuer (including without limitation any of its affiliates) not providing any notice of acceptance to Pershing Square under the Purchase Offer Letter prior to March 31, 2009 and the payment of fees and expenses of Pershing Square’s counsel. On March 31, 2001, upon satisfaction of the conditions set forth in the Third Amendment to the Senior Secured Credit Agreement, the extension of the loan became effective. Other than as set forth in the Third Amendment to the Senior Secured Credit Agreement, all terms and conditions of the Credit Agreement remain in place.
Upon the Issuer not delivering a notice of acceptance to Pershing Square of Pershing Square’s backstop purchase offer on behalf of certain funds managed by Pershing Square, as set forth in the Purchase Offer Letter, such backstop purchase offer expired on March 31, 2009.
The foregoing summary of the above-referenced agreements and the contemplated transactions is not complete and is subject in its entirety to the Subscription and Purchase Agreement, the Second Side Letter and the Third Amendment to the Senior Secured Credit Agreement, which are filed as Exhibits 99.1, 99.2 and 99.3 hereto and are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Items 5(a) and (b) and are hereby amended and restated in their entirety, as follows:
(a), (b) Based upon the Issuer’s annual report on Form 10-K for the fiscal year ended January 31, 2009, there were 59,471,933 shares of Common Stock outstanding as of March 24, 2009, and together with the Warrants covering 14,700,000 shares of Common Stock and the Subscribed Shares issued to PSI on March 30, 2009, there were 74,172,033 shares of Common Stock outstanding. Based on the foregoing, the shares (the “Subject Shares”) of Common Stock beneficially owned by the Reporting Persons represented approximately 34.1% of the shares of the Common Stock issued and outstanding as of the date hereof. The Reporting Persons own cash settled total return equity swaps covering 4,376,163 notional shares of Common Stock. The notional shares that underlie such swaps are not included in the totals set forth herein. The aggregate economic exposure of the Reporting Persons to shares of Common Stock, including the aggregate shares of Common Stock beneficially owned by the Reporting Persons plus the aggregate notional shares underlying such swaps, represents approximately 40.0% of the sum of the outstanding shares of Common Stock and the shares of Common Stock underlying the Warrants.
Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares. As the general partner of PSI and Pershing Square II, L.P. (“PSII”) (each of which has ownership interests in BGP Holdings Corp.), Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 14,779,533 shares of Common Stock (including the 14,700,000 shares of Common Stock underlying the Warrants) beneficially owned by PSI and PSII. BGP Holdings Corp. has the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 8,798,000 shares of Common Stock underlying the 8,798,000 Warrants it beneficially owns. By virtue of William A. Ackman’s position as managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.
Items 5(c) is hereby supplemented, as follows:
(c) On March 30, 2009, PSI purchased, pursuant to the Subscription and Purchase Agreement (as described in Item 4), for its own account, the Subscribed Shares for a price of $0.65 per share. Since the filing of Amendment No. 10 to the Schedule 13D on February 17, 2009, no transactions in shares of the Common Stock other than as disclosed herein were effected by any Reporting Person.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby supplemented, as follows:
On March 30, 2009, PSI and the Issuer entered into the Subscription and Purchase Agreement, which is summarized in Item 4 above, is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
On March 30, 2009, Pershing Square and the Issuer entered into the Second Side Letter, which is summarized in Item 4 above, is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

On March 30, 2009, Pershing Square, certain of its affiliates and the Issuer entered into the Third Amendment to the Senior Secured Credit Agreement, which is summarized in Item 4 above, is filed as Exhibit 99.3 hereto and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby supplemented by adding the following exhibits:

Exhibit 99.1	Subscription and Purchase Agreement, dated March 30, 2009, between Pershing Square, L.P. and Borders Group, Inc.

Exhibit 99.2	Letter Agreement, dated March 30, 2009, between Pershing Square Capital Management, L.P. and Borders Group, Inc.

Exhibit 99.3	Third Amendment to the Senior Secured Credit Agreement, dated March 30, 2009, between Borders Group, Inc., the guarantors named therein, the lenders named therein and Pershing Square Capital Management, L.P., as administrative agent and collateral agent.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: April 2, 2009	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

BGP HOLDINGS CORP.
	By:	/s/ William A. Ackman
William A. Ackman
Authorized Representative